Sanford C. Bernstein Fund, Inc.						Exhibit 77C
811-05555

77C  Matters submitted to a vote of security holders


The Annual Meeting of Stockholders of Sanford C. Bernstein Fund (the Fund) was held on December 6, 2005. The Meeting was originally scheduled to be held on November 15, 2005, however an insufficient number of votes had been received as of November 15, 2005 to constitute a quorum and the Meeting was therefore adjourned until December 6, 2005 in order to permit for additional time for the solicitation of proxies. At the December 6, 2005 Meeting, with respect to the first item of business, the election of Directors, the required number of outstanding shares was voted in favor of the proposal, and the proposal was approved. A description of the proposal and number of shares voted at the Meeting are as follows:


1.  The election of the Directors,
    each such Director to serve a
    term of an indefinite duration
    and until his or her successor
    is duly elected and qualifies.

			Voted For		Withheld Authority

Irwin Engelman		482,138,928		3,375,067
Bart Friedman		482,352,757		3,161,238
Roger Hertog		481,543,420		3,970,575
William Kristol		474,455,075		11,058,920
Thomas B. Stiles II	482,140,530		3,373,465
Rosalie J. Wolf		482,546,822		2,967,173